UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)

Midwest Energy Emissions Corp.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

59833H101
(CUSIP Number)

Alterna Core Capital Assets Fund II, L.P.

Thomas X. Fritsch
General Counsel

c/o Alterna Capital Partners LLC

15 River Road, Suite 320

Wilton, Connecticut 06897
Telephone: (203) 210-7333

with a copy to:

Vanessa J. Schoenthaler, Esq.

Sugar Felsenthal Grais & Hammer LLP

230 Park Avenue, Suite 460
New York, New York 10169

Telephone: (212) 899-9781
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	59833H101

1.	Name of Reporting Person Alterna Core Capital Assets Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	X

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,700,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,700,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,700,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 16.01%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person PN, HC

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CUSIP No.	59833H101

1.	Name of Reporting Person AC Midwest Energy LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	X

(b)

3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,700,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,700,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,700,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 16.01%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person OO

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CUSIP No.	59833H101

1.	Name of Reporting Person Alterna Capital Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	X

(b)

3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,700,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,700,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,700,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 16.01%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person IA, OO

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CUSIP No.	59833H101

1.	Name of Reporting Person Alterna General Partner II LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	X

(b)

3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,700,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,700,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,700,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 16.01%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person IA, OO

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CUSIP No.	59833H101
1.	Name of Reporting Person Harry V. Toll
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	X

(b)

3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,700,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,700,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,700,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 16.01%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person IN

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CUSIP No.	59833H101

1.	Name of Reporting Person Eric M. Press
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	X

(b)

3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,700,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,700,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,700,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 16.01%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person IN

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CUSIP No.	59833H101

1.	Name of Reporting Person Roger P. Miller
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	X

(b)

3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,700,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,700,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,700,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 16.01%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person IN

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CUSIP No.	59833H101

1.	Name of Reporting Person Earle Goldin
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	X

(b)

3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,700,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,700,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,700,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 16.01%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person IN

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Explanatory Note

This Amendment No.10 to Schedule 13D (this “Amendment No.10”) is being filed jointly by Alterna Capital Partners LLC, a Delaware limited liability company (“Alterna”), Alterna General Partner II LLC, a Delaware limited liability company (“Fund II General Partner”), Alterna Core Capital Assets Fund II, L.P., a Delaware limited partnership (“Fund II”), AC Midwest Energy LLC, a Delaware limited liability company (“AC Midwest”), Harry V. Toll, Eric M. Press, Roger P. Miller and Earle Goldin (together with Alterna, Fund II General Partner, Fund II and AC Midwest the “Reporting Persons”) and relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Midwest Energy Emissions Corp., a Delaware corporation (the “Issuer”). This Amendment No.10 amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on August 25, 2014 (the “Original 13D”), as amended and supplemented by Amendment No.1 filed by the Reporting Persons with the SEC on March 23, 2015 (“Amendment No.1”), Amendment No.2 filed by the Reporting Persons with the SEC on September 10, 2015 (“Amendment No.2”), Amendment No.3 filed by the Reporting Persons with the SEC on November 19, 2015 (“Amendment No.3”), Amendment No.4 filed by the Reporting Persons with the SEC on February 8, 2016 (“Amendment No.4”) Amendment No.5 filed by the Reporting Persons with the SEC on March 7, 2016, (“Amendment No.5”), Amendment No.6 filed by the Reporting Persons with the SEC on June 16, 2016 (“Amendment No.6”), Amendment No.7 filed by the Reporting Persons with the SEC on June 16, 2016 (“Amendment No.7”), Amendment No.8 filed by the Reporting Persons with the SEC on June 24, 2016 (“Amendment No. 8”) and Amendment No.9 filed by the Reporting Persons with the SEC on June 24, 2016 (“Amendment No.9” and, together with the Original 13D, Amendment No.1, Amendment No.2, Amendment No.3, Amendment No.4, Amendment No.5, Amendment No.6, Amendment No.7, Amendment No.8 and Amendment No.9, the “Existing Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment No.10 shall have the meanings ascribed to them in the Existing Schedule 13D. Except as otherwise specifically amended in this Amendment No.10, items in the Existing Schedule 13D remain unchanged.

Item 2. Identity and Background.

Items 2(a), (c) and (f) of the Existing Schedule 13D are hereby amended to remove James C. Furnivall as a deemed beneficial owner.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

The disclosures set forth in Items 4 and 5 are incorporated herein by reference.

Item 4. Purpose of Transaction.

Items 4(a)-(j) of the Existing Schedule 13D are hereby amended and restated in their entirety as follows:

(a)-(j) the Subject Securities (as hereinafter defined) have been acquired for investment purposes.

On August 14, 2014, AC Midwest, the Issuer and the Issuer’s wholly-owned subsidiary entered into a series of agreements, including a certain Financing Agreement (the “Original Financing Agreement”), pursuant to the terms of which AC Midwest purchased from the Issuer a 12% senior secured convertible note in the principal amount of $10 million (the “Original Convertible Note”) and a five year warrant (the “First Warrant”) to purchase up to an additional 12,500,000 shares of the Issuer’s Common Stock. The First Warrant was subject to percentage based anti-dilution protection requiring that the aggregate number of shares of Common Stock purchasable upon its initial exercise not be less than an amount equal to 15% of the Issuer’s then outstanding shares of capital stock on a fully diluted basis (the “First Warrant Shortfall Shares”).

On March 16, 2015, the above-referenced parties entered into series of amendments related to the Original Financing Agreement, including (i) a Wavier and Amendment to Financing Agreement and Reaffirmation of Guaranty (the “Amended Financing Agreement”), pursuant to which the Issuer made a $3 million payment toward the principal balance of the Original Convertible Note and the conversion price of the Original Convertible Note was adjusted to $0.50 per share of Common Stock, and (ii) an amendment to the First Warrant, pursuant to which the exercise price of the First Warrant was adjusted to $0.50 per share of Common Stock.

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On November 16, 2015, the above-referenced parties entered into a second series of amendments related to the Amended Financing Agreement (the “Second Amended Financing Agreement”), pursuant to which AC Midwest purchased from the Issuer an additional 12% senior secured convertible note in the principal amount of $600,000 with a conversion price of $0.50 per share of Common Stock (the “Second Convertible Note” and, together with the Original Convertible Note, the “Convertible Notes”) and a five year warrant to purchase up to an additional 3,600,000 shares of Common Stock at an exercise price of $0.35 per share of Common Stock (the “Second Warrant”). The Second Warrant was subject to percentage based anti-dilution protection requiring that the aggregate number of shares of Common Stock purchasable upon any exercise date not be less than an amount equal to 4.3% of the Issuer’s then outstanding shares of capital stock on a fully diluted basis (the “Second Warrant Shortfall Shares”). As of November 29, 2016, the outstanding principal balance of the Convertible Notes together with all accrued interest thereon was $9,646,686.08.

On January 28, 2016, the above-referenced parties entered into a third series of amendments related to the Second Amended Financing Agreement (the “Third Amended Financing Agreement” and, together with the Original Financing Agreement, Amended Financing Agreement and Second Amended Financing Agreement, the “Financing Agreement”), pursuant to which AC Midwest caused its bank to issue a standby letter of credit on behalf of the Issuer, in consideration of, among other things, the Issuer’s issuance of a five year warrant to purchase up to an additional 2,000,000 shares of Common Stock at an exercise price of $0.35 per share of Common Stock (the “Third Warrant” and, together with the First Warrant and Second Warrant, the “Warrants”). The Third Warrant was subject to percentage based anti-dilution protection requiring that the aggregate number of shares of Common Stock purchasable upon its initial exercise not be less than an amount equal to 7.2% of the Issuer’s then outstanding shares of capital stock on a fully diluted basis (the “Third Warrant Shortfall Shares” and, together with the First Warrant Shortfall Shares and Second Warrant Shortfall Shares, the “Warrant Shortfall Shares”).

On November 1, 2016, the above-referenced parties entered into an amended and restated Financing Agreement (the “Restated Financing Agreement”), pursuant to which AC Midwest agreed to (i) surrender the Convertible Notes in exchange for a new senior secured note in the principal amount of $9,646,686.08 (the “Secured Note”), and a subordinated note in the principal amount of $13,000,000, and (ii) exercise the Warrants on a cashless basis to acquire 10,000,000 shares of Common Stock (the “Warrant Shares”) and surrender the remaining unexercised portion of the Warrants for cancellation. AC Midwest also agreed to enter into a lock-up agreement with respect to the Warrant Shares pursuant to which, subject to limited exception, it would agree not to dispose of any of the Warrants Shares for a period of 365 days from the closing date.

The completion of the transactions contemplated in the Restated Financing Agreement were subject to, among other things, the Issuer’s completion of an equity offering raising at least $10 million in gross proceeds prior to December 31, 2016 (the “Qualifying Offering”). The Restated Financing Agreement also provided for the prepayment of the Secured Note in an amount equal to $5,000,000 from the net cash proceeds of the Qualifying Offering (the “Qualifying Offering Payment”).

On November 14, 2016, the Issuer entered into a stock purchase agreement (the “Stock Purchase Agreement”) with certain institutional and accredited investors, including AC Midwest, for a Qualifying Offering pursuant to which the Issuer agreed to issue and sell an aggregate of 11,214,968 shares of Common Stock at a price of $1.20 per share for gross proceeds of $13,457,961.60 (the “Offering”). AC Midwest agreed to purchase 1,700,000 shares of Common Stock (the “Offering Shares” and, together with the Warrant Shares, the “Subject Securities”) in the Offering for an aggregate purchase price of $2,040,000.00 (the “AC Midwest Purchase Price”). On November 15, 2016, the Issuer and AC Midwest entered into a certain supplemental agreement pursuant to the terms of which the parties agreed to offset the amount of the AC Midwest Purchase Price against the Qualifying Offering Payment. The Offering closed on November 18, 2016.

On November 29, 2016, the transactions contemplated by the Restated Financing Agreement closed and AC Midwest (i) surrendered the Convertible Note, (ii) effected a net cashless exercise of the First Warrant, acquiring 8,248,299 Warrant Shares (with 4,251,701 share being withheld by the Issuer to pay the exercise price), (iii) effected a net cashless exercise of the Second Warrant, acquiring 1,751,701 Warrant Shares (with 902,939 share being withheld by the Issuer to pay the exercise price), and (iv) surrendered the unexercised portion of the Warrants, which included 26,924,824 Warrant Shortfall Shares.

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The foregoing descriptions of the Original Financing Agreement, First Warrant, Amended Financing Agreement, Second Amended Financing Agreement, Second Warrant, Third Amended Financing Agreement, Third Warrant, Restated Financing Agreement and the Stock Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the respective agreements, which are incorporated herein by reference to Exhibits 99.2 through 99.10.

Other than as described in this Amendment No.10, none of the Reporting Persons have any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b) Based upon information obtained from the Issuer on December 2, 2016, an aggregate of 73,086,188 shares of Common Stock were issued and outstanding.

Based upon the foregoing, as of December 2, 2016, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 11,700,000 shares of Common Stock, representing approximately 16.01% of the Issuer’s outstanding Common Stock.

AC Midwest directly holds and has the power to vote and dispose of the Subject Securities.

Fund II owns all of the outstanding equity interests of AC Midwest, accordingly Fund II may be deemed to beneficially own the Subject Securities held by AC Midwest.

Alterna, in its capacity as investment advisor to Fund II, has the ability to direct the investment decisions of the Fund II, including the power to vote and dispose of securities held by AC Midwest, accordingly Alterna may be deemed to beneficially own the Subject Securities held by AC Midwest.

Fund II General Partner, in its capacity as the general partner of Fund II, has the ability to direct the management of Fund II’s business, including the power to direct the decisions of Fund II regarding the vote and disposition of securities held by AC Midwest, accordingly Fund II General Partner may be deemed to beneficially own the Subject Securities held by AC Midwest.

Each of Messrs. Toll, Press and Miller, by virtue of their role as managing members of Alterna, and Mr. Goldin, by virtue of his role as a member of Alterna, may be deemed to have the shared power regarding the vote and disposition of securities held by AC Midwest, accordingly each may be deemed to beneficially own the Subject Securities held by AC Midwest.

(c)       Except has set forth in this Amendment No.10 and in the Reporting Persons’ Forms 4 filed with the Commission on December 2, 2016 and November 22, 2016, there have been no transactions in the Issuer’s Common Stock by any of the Reporting Persons within the last sixty days.

(d)       No persons other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Securities.

(e)       Not applicable.

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Item 6. Contracts.

Item 6 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

The disclosures set forth in Items 4 and 5 are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Files as Exhibits.

Item 7 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit	Description

99.1	Joint Filing Agreement, dated as of August 25, 2014, by and among Alterna Capital Partners LLC, Alterna General Partner II LLC, Alterna Core Capital Assets Fund II, L.P., AC Midwest Energy LLC, Harry V. Toll, James C. Furnivall, Eric M. Press, Roger P. Miller and Earle Goldin (incorporated by reference to Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on August 25, 2014).

99.2	Financing Agreement, dated as of August 14, 2014, by and among Midwest Energy Emissions Corp., MES, Inc. and AC Midwest Energy LLC (incorporated by reference to Exhibit 10.1 to Midwest Energy Emissions Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 15, 2014).

99.3	Form of Warrant (incorporated by reference to Exhibit 10.2 to Midwest Energy Emissions Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 15, 2014).

99.4	Waiver and Amendment to Financing Agreement and Reaffirmation of Guaranty, dated as of March 16, 2015, by and among Midwest Energy Emissions Corp., MES, Inc. and AC Midwest Energy LLC (incorporated by reference to Exhibit 10.25 to Midwest Energy Emissions Corp.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 20, 2015).

99.5	Waiver and Amendment No.2 to Financing Agreement and Reaffirmation of Guaranty, dated as of November 16, 2015, by and among Midwest Energy Emissions Corp., MES, Inc. and AC Midwest Energy LLC (incorporated by reference to Exhibit 10.1 to Midwest Energy Emissions Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 20, 2015).

99.6	Warrant to Purchase Common Stock (incorporated by reference to Exhibit 10.2 to Midwest Energy Emissions Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 20, 2015).

99.7	Waiver and Amendment No.3 to Financing Agreement and Reaffirmation of Guaranty, dated as of January 28, 2016, by and among Midwest Energy Emissions Corp., MES, Inc. and AC Midwest Energy LLC (incorporated by reference to Exhibit 10.1 to Midwest Energy Emissions Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 3, 2016).

99.8	Warrant to Purchase Common Stock (incorporated by reference to Exhibit 10.2 to Midwest Energy Emissions Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 3, 2016).

99.9	Amended and Restated Financing Agreement, dated as of November 1, 2016, by and among Midwest Energy Emissions Corp., MES, Inc. and AC Midwest Energy LLC (incorporated by reference to Exhibit 10.1 to Midwest Energy Emissions Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 3, 2016).

99.10	Stock Purchase Agreement (incorporated by reference to Exhibit 10.1 to Midwest Energy Emissions Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2016).

99.11	Limited Power of Attorney for Section 13 and Section 16 Reporting (incorporated by reference to Exhibit 99.7 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on August 25, 2014).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2016

Alterna Capital Partners LLC

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact

Alterna General PArtner II LLC

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact

Alterna Core Capital Assets Fund II, L.p.
By:	Alterna General Partner II, LLC
Its:	General Partner

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact

AC Midwest Energy LLC

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact

HARRY V. TOLL

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact

ERIC M. PRESS

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact

ROGER P. MILLER

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact

EARLE GOLDIN

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact

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